Exhibit 17.2

-----Original Message-----
From: Gary Laskowski
Sent: Tuesday, March 22, 2005 8:48 AM
To: David Tether; Michael D’Amelio
Cc: Norton, Ralph; Epstein, Walter; Jonathan Betts; Peter W. DeVecchis, Jr.; Larry Goldberg; David M. Lindahl
Subject: RE: Board Resignation

David:

I am puzzled by your e-mail and I think we need to keep the facts straight.

It can be no surprise to you, after nine months of Board meetings and numerous other discussions, that applications outside the recreational marine market, and specifically the sailing world, are being considered. It's been a point of major discussion, is covered in your old business plan and even you have repeatedly talked about opportunities outside marine.

Second, I do not understand your repeated reference to "shareholders" telling you things. No shareholder knows more than what we publicly disclose unless they are on the Board or an employee. In the normal course of business patents are applied for routinely. I have trouble reconciling this comment with your past e-mail communication on this patent filing, wherein you obviously were aware of the filing. This is certainly not something you learned of yesterday and we have repeatedly discussed expanding our intellectual property estate. But even more disconcerting is the position you have taken in earlier e-mails wherein you indicate that you would dispute the filing with the PTO. As an officer, director and employee, what is the genesis of that logic?

Thirdly, on Hugh Murray, since he's been sending e-mails to many, many people and talking to everyone since mid February , it's very hard to understand how you have to learn things from "shareholders". Don't you talk with Hugh directly? And although I am open to believing that the Company's product may not be working properly in all situations, I am also reasonably comfortable that the Company is doing the right thing in all cases, even though some would have us, and some customers, believe otherwise.

David, I very much hope that all of your efforts at Solomon, and after Solomon, were and are, properly motivated and I expect that you will meet all your obligations to the Company going forward, just as the Company has met its obligations to you.

Thanks,

GML